Filed pursuant to Rule 253(g)(2)

File No. 024-12666

BLACKWELL

Blackwell 3D Construction Corp.,

a Nevada Corporation

SUPPLEMENT NO. 1 DATED APRIL 20, 2026

This document supplements, and should be read in conjunction with, the offering circular (“Offering Circular”) of Blackwell 3D Construction Corp., (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 253(g)(1) under the Securities Act of 1933, as amended, on January 5, 2026. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available here.

Change in Price Per Share

The purpose of this supplement is to modify references within the Offering Circular to the price of the shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”) to be sold in the offering from $0.01 per share to a price of $.008 per share. As a result of the price change, the Company amends the “Cover Page”, “Use of Proceeds” and the “Plan of Distribution” as follows:

The Cover Page is amended by replacing the table on page 1 with the following:

	Number of Shares Offered	Number of Shares Sold to Date	Proceeds to Company to Date	Number of Remaining Shares to Be Sold	Price to Public	Underwriting discount and commissions (1)	Proceeds to issuer for remaining Shares (2)
Common Shares	150,000,000	4,500,000	$45,000	145,500,000	$0.008	$0.00	$1,164,000

(1)

The Shares will be offered and sold by our officers and directors who will not receive any direct compensation in connection therewith. However, we reserve the right to engage broker-dealers registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and who are FINRA members to participate in the offer and sale of the Shares and to pay to such persons, if any, cash commissions of up to ten percent (10%) of the gross proceeds from the sales of Shares placed by such persons.

(2)	Not including our estimated offering expenses, including commissions, will be approximately $60,000. See “Plan of Distribution.”

Use of Proceeds is amended and restated as follows:

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USE OF PROCEEDS

Our offering is being made on a best-efforts basis. There is no aggregate minimum requirement for the Offering to become effective; therefore, we reserve the right, subject to applicable securities laws, to begin applying the proceeds from the Offering towards our business strategy, including, without limitation, research, and development expenses, offering expenses, working capital, and general corporate purposes and other uses, as more specifically set forth in the “Use of Proceeds” section of this Offering Circular. The offering price per share is $0.01 per share. We expect to use the funds of this offering for operations, working capital, general and administrative expenses, business development and marketing.

No proceeds will be used to compensate or make payments to any officers or directors, except for salaries and ordinary business expenses incurred in the normal course of business, or as set forth under the caption “Executive Compensation.” We reserve the right to change the intended use of proceeds if necessitated by business conditions or unexpected events.

We estimate that, at a per share price of $0.008, the net proceeds from the sale of the 1,500,000 shares in this Offering will be approximately $1,209,000, including shares previous sold at $.01 per share and before deducting the estimated offering expenses of approximately $60,000.

We will utilize the net proceeds from this offering to identify and acquire business opportunities and to continue to refine, develop, and implement our plan of operation. Some funds will be used for operating expenses and other expenses.

Accordingly, we expect to use the net proceeds, estimated as discussed above as follows, if we raise the maximum offering amount:

Use	Amount	Percentage
Business Development	$360,000	30%
USA/UAE Initial Site Selection R&D	$360,000	30%
Working Capital	$237,000	20%
Salaries	$192,000	16%
Offering Expenses	$60,000	4%
TOTAL	$1,209,000	100%

(1)

“Acquisition Costs” are costs related to the selection and acquisition of opportunities, including financing, and closing costs. These expenses include but are not limited to travel and communications expenses, legal and accounting fees, and miscellaneous expenses. The presentation in the table assumes that we will always finance the acquisition of opportunities whenever posable.

(2)	“Offering Expenses” include projected costs for Legal and Accounting, Publishing/Edgar, and Transfer Agents Fees.
(3)

“Proportional Reduction Based on Amount Raised” - We anticipate that should less than the Maximum Offering Amount be raised hereunder, or conversely should more than the Maximum Offering Amount be raised hereunder (by way of adjustment to offering price or otherwise) the expenditures will be reduced proportionately, but the representative spending percentage would remain approximately the same. For example, if we were only able to raise 50% of the aggregate offering, the percentage of spending would remain the same, but the Amount set forth above would be reduced by 50%, etc.

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. We cannot assure that our assumptions, expected costs and expenses, and estimates will prove to be accurate or that unforeseen events, problems, or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors” starting on page 11.

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Although our business does not presently generate any cash, we believe that if we raise the Maximum Amount in this Offering, that we will have sufficient capital to finance our operations at least through the end of 2024. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during and/or after such period, we may be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products, and/or technologies, although we have no present commitments or agreements for any specific acquisitions or investments.

The Company may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

Plan of Distribution is amended and restated as follows:

PLAN OF DISTRIBUTION

The Company is offering a maximum of 150,000,000 Shares of its Common Stock on a best-efforts basis. We have sold 4,500,000 shares at $0.01 per share and have amended our Offering Circular to sell the remaining 145,500,000 shares at a fixed price of $0.008 per share. Any funds raised from this Offering will be immediately available to the Company. The Offering will terminate upon the earlier of the sale of all 150,000,000 Shares or one year from the date of the Offering was qualified by the SEC.

There is no aggregate minimum to be raised in order for the Offering to become effective and therefore the Offering will be conducted on a “rolling basis.” This means we are entitled to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, including, without limitation, research and development expenses, offering expenses, working capital, general corporate purposes, repayment of debt (if any) and, prior to our use of the proceeds, other uses, including short-term, interest-bearing investments, as more specifically set forth in the “Use of Proceeds” starting on page 21.

The Offering may be made, in management’s discretion, directly to investors by the Company’s management on a “best efforts” basis. We reserve the right to offer the Shares through broker-dealers who are registered with FINRA/SIPC. The Company may engage a broker-dealer registered with the SEC and a member of FINRA/SIPC to perform administrative compliance and related broker-dealer services in connection with this Offering including the review of investor information including KYC (Know Your Customer) data, AML (Anti-Money Laundering) and other compliance checks and review of subscription agreements and investor information. Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Our officers or directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii) except that for securities issued pursuant to rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one rule 415 registration.

We intend to sell the Shares in this offering through our Board of Directors and their affiliates. They will not receive any compensation for offering or selling the Shares. We reserve the right to reject, in whole or in part, any subscriptions for Shares made in this Offering, in our discretion.

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Selling Agents and Expenses

We may engage broker-dealers registered under Section 15 of the Exchange Act (“Selling Agents”), and who are FINRA members to participate in the offer and sale of the Shares and to pay to such persons, if any, cash commissions of up to 10% of the gross proceeds from the sales of Shares placed by such persons and agent warrants (“Agent Shares”) to purchase that number of Shares equal to 7% of the Shares placed by such persons.

We have not entered into selling agreements with any broker-dealers to date. We will be responsible for and pay all expenses relating to this Offering, including, without limitation, (a) all filing fees and expenses relating to the qualification of this Offering with the SEC and the filing of the offering materials with FINRA, as applicable; (b) all fees and expenses relating to the application to list of our Shares on the OTCQB; (c) all fees and expenses relating to the registration or qualification of the Shares as required under State Blue Sky laws, including the fees of counsel selected by us; (d) the costs of all preparing and printing of the offering documents; (e) the costs of preparing, printing and delivering certificates representing Shares; (f) fees and expenses of the transfer agent for the Shares; and (g) the fees and expenses of our accountants and the fees and expenses of our legal counsel and other agents and representatives. We expect the total expenses to be paid by us will be at least $60,000.

Offering Period

This Offering will terminate (i) one year from the Qualification Date; (ii) the date on which the Maximum Amount is sold, or (iii) the date that the Offering is earlier terminated by us in our sole discretion.

Offering Documents

This Offering Statement and the offering documents specific to this Offering will be available to prospective investors for viewing 24 hours per day, 7 days per week on our website at www.blackwell3d.com. Before committing to purchase Shares, each potential investor must consent to receive the final Offering Statement and all other offering documents electronically. In order to purchase Shares, a prospective investor must complete and sign and deliver to us a Subscription Agreement, the form of which is an exhibit to the Offering Statement of which this Offering Statement is a part and send payment to us as described in the Subscription Agreement. Prospective investors must also have agreed to the Terms of Use and Privacy Policy of our website. This investment limitation does not apply to “accredited investors,” as that term is defined in Rule 501 of Regulation D under the Securities Act.

Prospective investors must read and rely on the information provided in this Offering Statement in connection with any decision to invest in the Shares. For general information on investing, we encourage you to refer to www.investor.gov.

State Blue Sky Information

If we fail to comply with State securities laws where our securities are sold, we may be subject to fines and other regulatory actions against us. We intend to take the steps necessary to help insure that offers and sales in this Offering are in compliance with State Blue Sky laws, provided, however, there can be no assurance that we will be able to achieve such compliance in all instances, or avoid fines or other regulatory actions if we are not in compliance.

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